Invest in Clockwork Stock

We're so excited and humbled by the number of you who have expressed interest in being part of our company's journey. We're planning to open up our seed round to our community and wanted to gauge your interest in buying Clockwork stock at the same terms as professional angels and investors.

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1. Are you interested in investing in Clockwork? *

Mark only one oval.

- Yes
- Maybe
- No

2. Are you an accredited investor? *

Mark only one oval.

- Yes
- No
- Unsure

3. How much would you like to invest? *

Mark only one oval.

- $100
- $500
- $1,000
- $5,000
- $10,000
- $20,000+

4. Please include you email address so we can reach you regarding investment.

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Reg Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Reg A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.